British Columbia Securities Commission BC FORM 51-901F

ISSUER DETAILS:
NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

AVINO SILVER & GOLD MINES LTD. April 30, 2001 June 28, 2001

ISSUER ADDRESS:

Suite 400, 455 Granville Street,

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE Vancouver, British Columbia

V6C 1T1 (604) 682-3701 (604) 682-3600

CONTACT PERSON CONTACT’S POSITION CONTACT TELEPHONE NO. Andrea Regnier Accountant/Secretary

(604) 682-3701

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE DATE SIGNED Signed: YY/MM/DD “LOUIS WOLFIN” 01/06/28

DIRECTOR’S SIGNATURE DATE SIGNED Signed: YY/MM/DD “ERNEST CALVERT” 01/06/28

AVINO SILVER & GOLD MINES LTD.
Interim Balance Sheet As at April 30, 2001
(Unaudited – Prepared by Management)

	April 30, 2001 $	January 31, 2001 $
ASSETS

Current Assets:
Cash	3,696	6,267
Accounts receivable and prepaid expenses	13,773	9,880
Due from related parties (Note 7.b)	7,703	2,057

	25,172	18,204
Mineral property interests (Note 2)	3,238,804	3,236,838
Investments (Note 3)	1,552,740	1,689,347
Other assets (Note 4)	86,348	82,386

	4,903,064	5,026,775

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	165,070	131,596
Payable to related parties (Note 7.c)	338,035	318,358

	503,105	449,954
Debentures payable (Note 6)	1,434,479	1,415,960

	1,937,584	1,865,914

Shareholders’ equity:
Capital stock (Note 5)	12,595,199	12,595,199
Contributed surplus	184,967	184,967
Deficit	(9,712,817)	(9,517,436)

	3,067,349	3,262,730
Deduct: 14,180 shares held for future disposition-at cost	(101,869)	(101,869)
	2,965,480	3,160,861
	4,903,064	5,026,775

On behalf of the Board:
     Director      Director

AVINO SILVER & GOLD MINES LTD.
Interim Statement of Operations and Deficit
(Unaudited – Prepared by Management)

Three Months ended April 30

	2001		2000
Revenue:	$		$
Interest				251
Equity in earnings of affiliate				163,197

				163,448
Administrative expenses
Amortization of deferred financing costs		—		8,088
Accounting and audit fees		482		4,365
Consulting fees		7,500		7,500
Interest expense		25,455		24,386
Insurance, business license and taxes		103		500
Foreign exchange		14,378		—
Investor relations and Shareholder information		123		2,136
Legal fees		—		340
Office and administration		6,685		5,923
Listings and filing fees		457		—
Transfer agent fees		373		455
Salaries and benefits		3,218		8,048

Loss before the following		(58,774)		(61,741)
Equity in loss of affiliate		(136,607)		—

(Loss) net income for the period		(195,381)		101,707
Deficit, beginning of period		(9,517,436)		(8,398,945)

Deficit, end of period		(9,712,817)		(8,297,238)

(Loss) gain per share		$(0.02)		$0.01

AVINO SILVER & GOLD MINES LTD.
Interim Statement of Cash Flows
(Unaudited – Prepared by Management)

Three Months ended April 30

	2001		2000
	$		$
CASH PROVIDED BY (USED IN)

Operating activities:
(Loss) net income for the period		(195,381)		101,707

Items not involving cash:
Equity in loss (income) of affiliate		136,607		(163,197)
Amortization of deferred financing charges		—		8,088
Amortization of deferred foreign exchange		14,557		—
Finance expense		25,455		25,386
Interest expense on debenture payable		(25,455)		(25,386)

		(44,217)		(53,402)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(9,539)		—
Accounts payable and accrued liabilities		33,474		59,753
Payable to related parties		19,677		—

		43,612		59,753

Investing activities:
Mineral property interest		(1,966)		(5,217)

Increase (Decrease) in cash		(2,571)		1,134
Cash, beginning of period		6,267		5,600

Cash, end of period		3,696		6,734

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements April 30, 2001
(Unaudited – Prepared by Management)

1. Summary of significant accounting policies

Joint Venture

Investments in joint ventures are accounted for by the proportionate consolidation method. At the balance sheet date the Company had a 50% interest in a joint venture with Bralorne-Pioneer Gold Mines Ltd. The accompanying financial statements include the Company’s proportionate share of the assets, liabilities and expenses of the joint venture.

2. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

	April 30,	January 31,
	3 Months	12 Month

Balance beginning of period:	$3,236,838	$3,210,166
Bralorne Property {r}
Mine power	1,463	9,143
Mine office	453	6,137
Maintenance	50	1,306
Liability and property insurance	—	5,240
Property taxes and assessment	—	2,742
Other	—	2,104

Balance end of period	$3,238,804	$3,236,838

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 2
April 30, 2001
(Unaudited – Prepared by Management)

3. Investments

Investments consist of:

	April 30,	January 31,
	3 months	12 months

Investments accounted for using the equity method:
Cia Minera Mexicana de Avino S.A. de C.V. (“Cia Minera”)	$1,122,832	$1,259,439

Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.	422,848	422,848
Levon Resources Ltd.	7,060	7,060

	$1,552,740	$1,689,347

4. Other Assets

a) Other assets consist of:

	April 30,	January 31,
	3 months	12 months
Deferred financing charges related to establishing Debenture payable	$281,317	$281,317

Deferred foreign exchange loss on debenture payable	43,669	39,707
	(281,317)	(281,317)

	43,669	39,707
	42,679	42,679
	$86,348	$82,386

5. Share Capital

Authorized: 25,000,000 common shares without par value
Issued:

	Shares	Amount
Balance, beginning of period	4,577,686	$12,595,199

Balance, end of period	4,577,686	$12,595,199

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 3 April 30, 2001 (Unaudited – Prepared by Management)

6. Debentures payable

Debentures are recorded as follows:

	April 30,	January 31,
	3 months	12 months

Balance, beginning of period	$1,415,960	$1,365,175
Foreign exchange	18,519	50,785

Finance expense	25,455	101,636

Interest expense	(25,455)	(101,636)

Balance, end of period	$1,434,479	$1,415,960

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $9,936 to a company with two common directors for reimbursement of costs incurred on behalf of the company for administrative and exploration costs.

ii) $7,500 to a private company controlled by a Director for consulting fees.

b) Included in the accounts receivable is an amount of $7,702 due from a public company with common directors.

c) Payable to related parties consist of $99,225 due to a private company controlled by two directors as disclosed in 6.a)i) above; $78,558 due to a private company controlled by a Director; $55,252 due to companies with common directors, and $105,000 due to a Director of the company for a cash loan.